August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (800)762-7409

Henry L. Meyer, III
Chief Executive Officer
Keycorp
127 Public Square
Cleveland, OH 44114-1306

> **Re:** **Keycorp**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 01-11302**

Dear Mr. Meyer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General Comments on the Proxy

1. You disclose on page 47 that officers are entitled to discounts on Key's products. We also note your disclosure regarding Keycorp's review of related party transactions on page 14. We are not able to find any discussion of the information required by Item 404(a), including the representations required by Instruction 4 to Item 404(a). Revise your disclosure to discuss any related party transactions.

Compensation of Executive Officers and Directors, page 20

2. We note that the narrative discussion which accompanies a number of the tables includes disclosure which is remarkably similar to, or duplicative of information included in the Compensation Discussion and Analysis. Revise your narrative disclosure to provide the information required by the particular subsection and information necessary to understand the information included in the tables. Please use the Compensation Discussion and Analysis to discuss the goals of the compensation program and to discuss the analysis and judgments of the Compensation Committee.

Summary Compensation Table, page 20

3. Revise the table to list the position held by each of the named executive officers.

Nonqualified Deferred Compensation, page 29

4. On page 47 you disclose that a number of your deferred compensation plans and former pension plans were rolled into the Deferred Savings Plan. Revise your discussion to provide the information called for by Item 402(i)(3) with regard to the Deferred Compensation plan, including a discussion of how amounts for prior deferred compensation will be treated.

Employment and Severance Arrangements, page 31

5. Revise this section to analyze why the company structured the change in control agreements' payment terms and arrangements as it has. Also, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

6. Revise this section to quantify the value of the severance policy which applies to the named executives. We note that the severance policy provides for the maximum benefit amount to be paid to senior executives, regardless of service time. Please refer to Item 402(j) including Instructions 1 and 5 to Item 402(j) of Regulation S-K.

Director Compensation, page 36

7. Revise the footnotes to disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Compensation Discussion and Analysis, page 39

8. As discussed in the first paragraph of Section II(B)(1) of Release 33-8732, the compensation discussion and analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your compensation discussion and analysis to the beginning of your compensation section.

9. Most of your discussion regarding compensation decisions focuses upon the Committee's determinations regarding the CEO, with occasional reference to the policies that affected the CEO's direct reports. Revise your discussion to clarify whether the committee considered other factors in determining the compensation of the other named executive officers.

10. You discuss the measurements of corporate performance that you target for short term, and on a cumulative basis, long term performance. Furthermore, you disclose that you target compensation with an eye towards relative corporate performance, indicating that your performance award portion is designed to award management with above median compensation when Keycorp outperforms its peers. However, your discussion of the corporate performance elements appears to indicate that absolute performance to plan, rather than relative performance, determines the amount of the executive's short term and long term compensation. Revise your discussion to explain how relative performance is measured and how it impacts compensation. To the extent that relative performance is considered by the Committee in making compensation adjustments, please discuss the impact of this consideration in some detail. Please refer to Item 402(b)(1)(ii and v) and Item 402(b)(2)(v) of Regulation S-K.

11. You discuss performance targets, both for individual performance and for measurements of corporate level performance over a both a short-term and longer-term basis. However, you do not disclose the particular performance targets were for the named executives. Please disclose your targets or supplementally provide the staff with the confidentiality analysis supporting your decision not to disclose each material performance target, focusing on how you

determined that the disclosure of the targets would expose Keycorp to Competitive harm. Also, since you determine performance targets in the first quarter, please discuss any material changes to the targets for the upcoming year. In the event that you determine that future performance targets are confidential, please provide the analysis of level of difficulty in reaching the undisclosed performance targets. Please refer to Instruction 4 to Item 402(b) and Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

12. It appears that you use additional benchmarks to determine median pay for "Line of Business" executives. If any of the named executives are considered "Line of Business" executives, or otherwise are benchmarked against firms different from the peer group which you discuss on page 39, please disclose how the benchmark is used and name its components. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

13. You discuss individual performance measures which are considered in determining the named executive's payouts under your compensation plans, including the Annual Performance Plan. Please disclose the extent to which these individual targets impact the compensation awarded to the named executive officers. For example, discuss any threshold level of individual performance, and the extent that these performance measures are something which the Committee considers in using its discretion to adjust payouts. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.

14. It appears that the Committee used its discretion to adjust a number of measurements used to determine compensation earned during 2006. Revise your discussion of adjustments made to compensation measurements and payout levels by the Committee to discuss the effect of any discrete adjustment upon the amount of compensation paid. Please also note any time in which the adjustments affected the compensation of individual named executives rather than the group as a whole. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

15. You paid a significant bonus to Ms. Mooney as part of her compensation for joining Keycorp. Revise your discussion to discuss the extent to which recruitment and retention bonuses are part of the compensation program for KeyCorp and discuss how the size of these bonuses are determined. Please refer to Item 402(b)(1)(ii) and 402(b)(1)(v) of Regulation S-K.

16. There appears to be significant differences in the amounts paid to Mr. Meyer and the amounts paid to the other named executive officers. Revise the disclosure to discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Keycorp's compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified tha material

differences in the compensation policies between the named executive officers should be discussed.

Long-Term Incentive Compensation, page 43

17. You disclose that the size of Mr. Meyer's long term incentive awards was based upon "market data" reflecting the long term awards made for CEO's of peer institutions. Please clarify how the Committee used the results of "market data" in setting any material portion of the compensation paid to your named executive officers. Furthermore, if the Committee considers other factors in adjusting compensation based upon the pay practices of peer institutions, please clarify how the award amounts are established. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Executive Stock Ownership Guidelines, page 45

18. We note that the length of time that new executive officers have in order to meet stock ownership guidelines varies from three to five years to reach the required ownership level. In future filings, please clarify the amount of time Ms. Mooney has to meet the guidelines.

Governance, page 49

19. It appears that Mr. Meyer has a significant role in determining the compensation amounts and performance targets of his direct reports, including the other named executive officers. Revise your disclosure to discuss, the role of Mr. Meyer and any other executive officer in determining compensation. Please refer to Item 407(e)(ii) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel